Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)

Earnings:
Net loss	$(31,929)	$(17,347)	$(25,997)	$(23,460)	$(25,781)
Add: Fixed charges	4,154	1,288	753	931	961

Total earnings (loss)	$(27,775)	$(16,059)	$(25,244)	$(22,529)	$(24,820)

Fixed Charges:
Interest expense	$2,613	$870	$488	$695	$733
Amortization of commitment fees, debt issuance costs and original issue discount	1,491	388	235	207	199
Estimated interest component of rent expense	50	30	30	29	29

Total fixed charges	$4,154	$1,288	$753	$931	$961

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(31,929)	$(17,347)	$(25,997)	$(23,460)	$(25,781)